Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

June 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd
Amendment No. 3 to Registration Statement on Form F-1
Filed March 24, 2023
File No. 333-269043

Dear Mr. Fetterolf and Ms. Peyser,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated April 11, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No.3 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 3 to Registration Statement on Form F-1 filed March 24, 2023

Cover Page

1.	Where you discuss the Holding Foreign Companies Accountable Act here and throughout the prospectus, please update to disclose that such act was amended by the Consolidated Appropriations Act, 2023 and to discuss how the amended Act and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly, on the cover page, under Prospectus Summary on page 9, and under Risk Factors section on page 36 of the Amendment No.4 to Registration Statement on Form F-1 (“F-1/A No.4”).

Prospectus Summary

Recent Regulatory Developments in PRC, page 8

2.	We note your response to comment 1, as well as your revised disclosure that you "may not be able to timely complete such filing process." Please revise your disclosure in the prospectus summary and in your risk factor entitled "Upon the effectiveness of the Trial Administrative Measures . . . " to discuss the applicable timelines and deadlines in the event that you are subject to such measures. Revise your disclosure to reflect that the Trial Administrative Measures have taken effect and that your registration statement did not become effective prior thereto. For example, we note your discussion of the consequences if your registration statement does not go effective by March 31, 2023; we further note that it appears that the September 30, 2023 transition period is no longer available to you. Further, it appears that you have not obtained an opinion of counsel in determining that you are not subject to the Trial Administrative Measures; if true, please state that that is the case and explain why.

Response: In response to the Staff’s comment, the Company has updated the disclosure regarding the Trial Administrative Measures accordingly on the cover page, under Risk Factors Summary on page 7, under Prospectus Summary on pages 10 and 11, under Risk Factors section on pages 32 and 33, and under Regulations Relating to Overseas Listings on page 122 of the F-1/A No.4. The Company has discussed with its PRC counsel, but has not obtained an opinion in determining whether the Company is subject to the Trial Administrative Measures, because currently the discussion and analysis is based on the Company’s understanding to this newly enacted Trial Administrative Measures. As of the date of the response, there is no official interpretation or precedents that PRC counsel is able to cite or refer to reach a formal opinion.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.